SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BioSolar, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

09070K-10-1

(CUSIP Number)

March 19, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number

CUSIP No. 09070K-10-1
13G
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Edward Bouryng
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
5	SOLE VOTING POWER

796,279*
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	796,279*
8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,279*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

IN

*See Item 4 – Ownership.

CUSIP No. 09070K-10-1
13G
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Esther Bouryng
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
5	SOLE VOTING POWER

796,279*
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	796,279*
8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,279*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*
12	TYPE OF REPORTING PERSON

IN
*See Item 4 – Ownership.

ITEM 1.  SECURITY AND ISSUER.

(a)	Name of Issuer:

BioSolar, Inc.

(b)	Address of Issuer:

27936 Lost Canyon Road, Suite 202
Santa Clarita, California 91387

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(a).       Name of Person Filing:

This statement is being filed by Edward Bouryng and Esther Bouryng (collectively, the “Reporting Persons”).

Item 2(b)        Address of Principal Business Office or, if none, Residence:

Edward Bouryng, has a business address at c/o BioSolar, Inc., 27936 Lost Canyon Road, Suite 202, Santa Clarita, California 91387.

Esther Bouryng has a business address at c/o BioSolar, Inc., 27936 Lost Canyon Road, Suite 202, Santa Clarita, California 91387.

Item 2(c).       Citizenship:

Edward Bouryng is a United States citizen.

Esther Bouryng is a United States citizen.

Item 2(d).       Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e).       CUSIP Number:

09070K-10-1

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

a)	Amount beneficially owned:

Reporting Person	Shares
Edward Bouryng	796,279	*
Esther Bouryng	796,279	*

(b)	Percent of class:

Reporting Person	Percent
Edward Bouryng	9.9%
Esther Bouryng	9.9%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote with respect to each Reporting Person - 0 -

(ii)	Shared power to vote or to direct the vote

Reporting Person	Shares
Edward Bouryng	796,279	*
Esther Bouryng	796,279	*

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person - 0 -

(iv)	Shared power to dispose or to direct the disposition of

Reporting Person	Shares
Edward Bouryng	796,279	*
Esther Bouryng	796,279	*

*Consists of (i) 621,279 shares of common stock; and (ii)  175,000 shares of common stock underlying currently exercisable warrants to purchase shares of common stock.

Mr. Edward Bouryng is the spouse of Mrs. Esther Bouryng and they own the 796,279 shares of common stock jointly, as such, each may be deemed to hold a beneficial interest in the shares of Common Stock that are directly beneficially owned by the other. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Exhibit 1.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.    CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Edward Bouryng

June 12, 2013	By:	/s/ Edward Bouryng

Esther Bouryng

June 12, 2013	By:	/s/ Esther Bouryng

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Edward Bouryng

June 12, 2013	By:	/s/ Edward Bouryng

Esther Bouryng

June 12, 2013	By:	/s/ Esther Bouryng